UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 40875

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **L .O. THOMAS & CO., INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2106 NEW ROAD - SUITE A6

(No. and Street)

LINWOOD	**NEW JERSEY**	**08221**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John W. Risley, Jr.	609-927-4044	john.risley@lothomas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JOSEPH FERRARA CPA

(Name – if individual, state last, first, and middle name)

100 HorizonCenter #112	Hamilton	NJ 08691	
(Address)	(City)	(State)	(Zip Code)
12/17/2024		7259	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN W. RISLEY, JR., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of L. O. THOMAS & CO., INC., as of 12/31, 2 25, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

L.O. Thomas & Co., Inc.
(SEC I.D. No. 8-40875)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2025

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Stockholder of
L.O. Thomas & Co., Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of L.O. Thomas & Co., Inc. as of December 31, 2025, and the related statements of income, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes. In my opinion, the financial statements present fairly, in all material respects, the financial position of L.O. Thomas & Co., Inc. as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.O. Thomas & Co., Inc. 's management. My responsibility is to express an opinion on L.O. Thomas & Co., Inc. 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to L.O. Thomas & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of L.O. Thomas & Co., Inc.'s financial statements.

The supplemental information is the responsibility of L.O. Thomas & Co., Inc. 's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as L.O. Thomas & Co., Inc. auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
March 29, 2026

L.O. Thomas & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Current Assets		
Cash	$	87,342
Commissions receivable		2,626
Prepaid expenses		18,939
Total Assets	$	108,907

LIABILITIES & STOCKHOLDER EQUITY

Liabilities		
Current Liabilities		
Accounts payable & accrued expenses	$	6,941
Commissions payable		8,338
Total Liabilities		15,279

Commitments and Contingencies (Note 6)

Stockholder Equity		
Common Stock, no par value, 1,000 shares authorized 100 issued and outstanding		30,000
Additional paid-in-capital		5,900
Accumulated Equity		57,728
Total Stockholder Equity		93,628
TOTAL LIABILITIES & STOCKHOLDER EQUITY	$	108,907

L.O. Thomas & Co., Inc.

Statement of Income

For the Year Ended December 31, 2025

REVENUES

Commissions, net of clearing fees	$	258,072
Mutual fund and 12b-1 fees		797,168
Other revenue		879,333
Total Revenues		1,934,573

EXPENSES

Commissions	1,588,484
Occupancy	34,803
Compensation and benefits	59,858
Regulatory fees	25,190
Legal and professional	12,140
Technology and communication	11,123
General and administrative	36,585
Travel and entertainment	3,438
Total Expenses	1,771,621

Income before income tax	162,952
Income tax	1,525
Net Income	$ 161,427

L.O. Thomas & Co., Inc.
Statement of Changes in Stockholder Equity
Year Ended December 31, 2025

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder Equity
	Shares	Amount			
Balance, December 31, 2024	100	$ 30,000	$ 5,900	$ 43,384	$ 79,284
Net Income				161,427	161,427
Distributions paid to shareholder				(147,083)	(147,083)
Balance, December 31, 2025	100	$ 30,000	$ 5,900	$ 57,728	$ 93,628

"See accompanying notes to financial Statements."

L.O. Thomas & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	161,427

Adjustments to Reconcile Net Income to Net
Cash Provided by Operating Activities:

(Increase) Decrease in:

Commissions receivable	14,375
Prepaid expenses	(2,101)

Increase (Decrease) in:

Accounts payable and accrued expenses	391
Commissions payable	(13,167)
Net cash provided by Operating Activities	160,925

Cash Flows From Investing Activities

Cash Flows From Financing Activities

Distribution paid to shareholder		(147,083)
Net cash used in Financing Activities		(147,083)
Net cash Increase for the period		13,842
Cash at beginning of period		73,500
Cash at end of period	$	87,342

Supplemental Disclosure of Cash Flow Information:

Taxes Paid	$	1,525

"See accompanying notes to financial statements."

Note 1- Organization and Nature of Business

L.O. Thomas & Co., Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The transactions are disclosed on a fully disclosed basis with other broker-dealers. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

The Company is registered and conducts business from their office located in Linwood, New Jersey, and is registered to conduct business in other states. The Company's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market business and individuals.

Note 2 - Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of fmancial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include a 100% allowance on a loan receivable.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of husiness. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2025. Cash is held at a single financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Commissions

The commission-based revenue is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

(d) Commissions - continued

"In accordance with FASB ASC Topic 606 revenue is required to be recognized as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2025. This new standard is not expected to have a material impact on the company's financial statements."

(e) Office Equipment

Office equipment is stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair cost are expensed as incurred. Depreciation bas been computed using the straight-line methods for financial statement reporting and various accelerated method allowable for income tax purposes. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and the resulting gains or losses are reflected in income.

(f) Commissions receivable

Commissions receivable have been adjusted for all known uncollectible accounts. An allowance for doubtful accounts is not provided since, in the opinion of management all amounts recorded on the books are deemed collectible.

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, Financial Instruments – Credit Losses, which requires a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, expected credit losses are estimated over the life of the financial asset and recorded at inception or purchase.

The Company has determined that certain financial assets, including cash and cash equivalents, have de minimis expected credit losses due to their nature, contractual life, and historical experience. Accounts receivable are subject to the CECL guidance; however, management believes no allowance for credit losses is necessary. This conclusion is based on the Company's expectation of collectability, taking into account factors such as credit quality of clients, aging of receivables, and current and projected economic conditions.

Given the nature of the Company's engagements, management considers credit risk to be minimal. Accordingly, at December 31, 2025, no allowance for credit losses has been recorded.

(g) *Accounts Payable*

Accounts payable consist of all operating liabilities that can be matched to the period the goods or services were incurred.

(h) *Income Taxes*

The Company elected to be taxed for Federal and New Jersey state income tax purposes as an S-Corporation. Under this structure, the shareholder is liable for any Federal or State income tax due. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company's tax returns and the amount of income or loss allocable to the shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholder could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the shareholder and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that require a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2025. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2022.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2025.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level I that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

(j) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(k) General and Administrative Expenses

General and administrative costs are expensed as incurred.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $73,762 which was $68,762 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 1 to 20.71.

Note 3 – Net Capital (continued)

Advances to affiliates, contributions, distributions, and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption.

Note 4 - Concentrations

Concentration of Cash
The Company maintains its cash at one financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2025. As of December 31, 2025, there were no cash balances held in any accounts that were not fully insured.

Concentration of Clearing Broker
The Company uses one clearing broker for all clearing services. At December 31, 2025 commissions receivable of $2,626 was due from this broker.

The Company received revenue from three funds resulting in revenues exceeding ten percent of the Companies total revenues.

Note 5 - Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Note 6 - Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1 (e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025, or during the year then ended except as discussed below.

From time to time the Company and its stockholders are the subject of litigation, inquiries from regulatory agencies and arbitration claims. As of December 31, 2025, the Company is not a subject of litigation inquires from any regulatory agencies.

Note 7 - Related Party Transactions

The Company leases office space from its sole stockholder under a month-to-month operating lease. The lease requires monthly payments of $2,400 with the lease to continue at the same rate on a year-to-year basis. The Company made lease payments of $28,800 to the stockholder during the year. It is anticipated that in the normal course of business, leases that expire will be renewed or replaced with similar leases.

In addition, the Company paid the stockholder a salary in the amount of $59,858 and reimbursed the stockholder for various travel and overhead expenses.

Note 8 - Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. As of December 31, 2025, the Company had implemented such policies and procedures.

Note 9 - Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customer's".

Note 10 - Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date which the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Note 11 – Segment Reporting

The Company provides brokerage services to customers, who are predominately small and middle-market business and individuals. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025


L.O. Thomas & Co., Inc.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2025

Schedule I


COMPUTATION OF NET CAPITAL UNDER RULE 15c3-I
OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity from Statement of Financial Condition		
Deduct ownership equity not allowable for Net Capital	$	93,628
Total ownership equity qualified for net capital		0
Total Credits		93,628
Add:		
Liabilities subordinated to claims of general creditors allowable		
In computation of net capital		0
Other (deductions) or allowable liabilities		0
Total Debits		0
Total capital and allowable subordinated liabilities		93,628
Deductions and/or charges:		
Total non allowable assets from Statement of Financial Condition		(19,866)
Net Capital before haircuts on securities positions		73,762
Haircuts on securities (computed, where applicable, pursuant to 13c30l(f):		0
Net Capital	$	73,762

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	1,018
Minimum capital reqnirement		5,000
Net capital in excess of requirements	$	68,762

Ratio of Aggregate Indebtedness to Net Capital		I to 20.71

Reconciliation with Company's Computation (included in
Pait ll of Form X-17A-5 as of December 31, 2025)

Net Capital, as rep01 1ed in Company's Pal 1 II unaudited Focus Report	$	73,762
Net Capital, per above		73,762
Difference	$	-

There are uo material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2025.

L.O. Thomas & Co., Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED December 31, 2025

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by L.O. Thomas & Co., Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

L.O. Thomas & Co., Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2025

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, L.O. Thomas & Co., Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2025 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholder of
L.O. Thomas & Co., Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.O. Thomas & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.O. Thomas & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, (the "exemption provisions"), (2) L.O. Thomas & Co., Inc. stated that L.O. Thomas & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. L.O. Thomas & Co., Inc. management is responsible for compliance with the exemption provisions and its statements, and (3) limits business activities to receiving transaction-based compensation from the sale of various insurance products. The company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers and did not carry accounts of or for customers and did not carry PAB accounts.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.O. Thomas & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 29, 2026

L.O. Thomas & Co., Inc.
Exemption Statement pursuant to SEC Rnle 17a-5
For the Year Ended December 31, 2025

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

L.O. Thomas & Co., Inc. (the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of it's knowledge and belief, the Company states the following:

(1) The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal period without exception.

(3) The Company also is exempt from the provision of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) receiving transaction-based compensation from the sale of various insurance products and the Company did not direct or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

L.O. Thomas & Co., Inc.

I, John W. Risley, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

John W. Risley

President/Chief Compliance Officer
March 29, 2026

L.O. Thomas & Co., Inc.

SUPPLEMENTAL SIPC

REPORT DECEMBER 31, 2025

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures

To: The Board of Directors and Stockholder of
L.O. Thomas & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by L.O. Thomas & Co., Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of L.O. Thomas & Co., Inc. for the year ended December 31, 2025, solely to assist you and SIPC in evaluating L.O. Thomas & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.O. Thomas & Co., Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2.. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2025, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion ou compliance. Accordiugly, I do uot express such an opinion. Had I performed additional procedures, other matters might have coine to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 29, 2026

L.O. Thomas & Co., Inc.
SIPC General Assessment Reconciliation
December 31, 2025

<u>General Assessment Calculation</u>

Total Revenue	$ 1,934,573
Deductions	(1,821,395)
SIPC Net Operating Revenues	113,178
Rate	0.0015
General Assessment Due	169
Less Payments: SIPC 6	(61)
Plus: Interest	-
Remaining Assessment Due	108
Paid with SIPC 7	(108)
Balance Due (Overpayment)	$ -

See Independent Accountants' Report.